Exhibit 99.3

Bezeq The Israel Telecommunications Corporation Ltd.

("Bezeq ")

May 2, 2018

To:
Israel Securities Authority Tel Aviv Stock Exchange Ltd.

Re: Class action against Walla

On May 1, 2018, Bezeq was notified by its subsidiary, Walla! Communications Ltd. ("Walla") of a claim together with a class action certification motion filed against it in the Tel Aviv District Court. The claim is filed on grounds that Walla publishes "advertising-related articles" on its site without due disclosure of the fact that reference is made to marketing content. The petitioner further asserts that the publication of marketing content without due disclosure, as alleged, constitutes, among other things, a violation of the Consumer Protection Law, a violation of the Rules of Journalistic Ethics, a tort and unjust enrichment.

The petitioner estimates that the value of the damage caused to class members is NIS 60,000,000.

Walla is studying the claim and the class action certification motion, and neither it and/nor Bezeq is able to evaluate the likelihood of success of the claim at the present stage.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Report published by Bezeq. The Hebrew version was submitted Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.